UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

1. Name of Registrant:
MarkWest Energy Partners, L.P.

2. Name of Person Relying on Exemption:
John M. Fox

3. Address of Person Relying on Exemption:
3033 E. 1st Avenue, Suite 400, Cherry Creek, Colorado 80206

4. Written Materials:
The attached written material is submitted pursuant to Rule 14a-6(g)(1).

PRESS RELEASE

Contact: John M. Fox
303-926-4354
Johnfox@iamvotingno.com

JOHN FOX, CO-FOUNDER OF MARKWEST HYDROCARBON,
ISSUES OPEN LETTER TO THE BOARD OF DIRECTORS OF MARKWEST
ENERGY OPPOSING PROPOSED MERGER WITH MPLX LP

DENVER, Nov. 4, 2015 – PR Newswire – John M. Fox, the co-founder of MarkWest Hydrocarbon, former CEO, Chairman and Director of MarkWest Energy GP, L.L.C. (“MarkWest GP”), the general partner of MarkWest Energy Partners, L.P. (“MarkWest”), and beneficial owner of 1,361,774 MarkWest common units, today released the following open letter to the board of directors of MarkWest GP regarding the proposed merger with MPLX LP.

In the letter, Mr. Fox states that he intends to vote the common units beneficially owned by him against the merger.  The letter explains why, in Mr. Fox’s opinion, MarkWest should not consummate the merger, and instead should stay the course as a standalone company.

John Fox is providing this material for general informational purposes only.  None of the information provided herein is intended to be relied upon as investment advice. The opinions expressed in this letter are those of Mr. Fox as of November 4, 2015 and are subject to change at any time due to changes in market, economic conditions, or new public information pertinent to the proposed merger. These opinions are Mr. Fox’s alone, and do not reflect the opinions of any other member of the Fox family.

The information and opinions contained in this material are derived from proprietary and non-proprietary sources deemed by Mr. Fox to be reliable and are not necessarily all inclusive. Mr. Fox does not guarantee the accuracy or completeness of this information. There is no guarantee that any forecasts made by any party will come to pass. Reliance upon information in this material is at the sole discretion of the reader.

Mr. Fox is not soliciting proxies relating to the MarkWest unitholder meeting and does not have the authority to vote your proxy. Mr. Fox urges his fellow unitholders to withhold their proxies or vote against the merger.

Mr. Fox has created a website with his materials at: www.iamvotingno.com

The full text of the letter follows:

John M. Fox

3033 East 1st Avenue, Suite 400 Denver, CO  80206

November 4, 2015

Board of Directors
MarkWest Energy GP, L.L.C.
General Partner of MarkWest Energy Partners, L.P.
1515 Arapahoe Street, Tower 1
Suite 1600
Denver, Colorado, 80202
Attention: Frank M. Semple, Chairman, President and Chief Executive Officer

To the Board of Directors of MarkWest Energy GP, L.L.C.:

As you know, I am the co-founder of MarkWest Hydrocarbon, and a former Chairman, Chief Executive Officer and director of MarkWest Energy GP, L.L.C.  As of the date hereof, I am the beneficial owner of 1,361,774 common units of MarkWest Energy Partners, L.P. (“MarkWest”). I am writing this letter to inform you that I intend to vote the MarkWest common units I beneficially own against the merger proposal with MPLX LP.

I have three primary reasons for voting against the merger of MarkWest with MPLX:

1.
SIGNIFICANT REDUCTION IN DISTRIBUTIONS.  Subsequent to the closing of the proposed merger, and made public by the referenced companies, the annual distributions to MarkWest unitholders will be cut by 46%.  Further, the companies have publicly announced their estimated intent to return to pre-merger distribution amounts in three to five years post-merger, and the cash portion of the merger consideration is not adequate compensation to the MarkWest unitholders for this huge reduction in distributions, especially when viewed in connection with the huge drop in market price for both MarkWest and MPLX units.

2.
IDRs TAKE MONEY FROM UNITHOLDERS AND LIMIT FUTURE GROWTH.   MarkWest unitholders are currently invested in an entity with no Incentive Distribution Right (IDR) obligations.  Post-merger, cash available for distribution to unitholders is significantly reduced by obligations to make IDR payments to Marathon Petroleum, as owner of the MPLX GP and its IDRs.  Gary Heminger, president of Marathon while presenting at the Barclays’ CEO Power Conference on Sept. 9, 2015, made it abundantly clear of his company’s intended use of MPLX: “We'll use the MLP (MPLX) to grow the value inside MPC through the IDRs that come back into MPC.”  During the period from 2016-2019, Marathon Petroleum, as owner of MPLX GP, is projected to realize an estimated benefit of nearly $2 billion in cash from IDRs that would otherwise accrue to the limited partners of MarkWest were it to remain a stand-alone entity!   The post-merger surviving entity will, as a result of this IDR burden, allocate cash away from its organic growth platform and unitholders to enrich Marathon, the owner of the GP of MPLX.   In fact, the large inventory of “drop down EBITDA” available from Marathon will, in large part, go directly back to Marathon in the form of IDRs, creating an enormous growth head wind at MPLX.  I believe this will lead to additional valuation compression as Wall Street demands higher yield for slower growth.

3.
MARKWEST IS MUCH BETTER OFF AS A STANDALONE COMPANY. Beyond the obvious avoidance of a draconian distribution cut and the enormous IDR burden, a standalone MarkWest has a tremendous growth platform as expressed in management’s June 3, 2015 analyst day presentation.  Not only is MarkWest the 2nd largest gas processor in the United States, MarkWest is the largest gas processor in the prolific Marcellus/Utica gas field, processing approximately 60% of the total rich-gas production from this field.  This is the largest gas basin in the United States and one of the largest in the world, and is expected to have many years of growth ahead.  Through acreage dedications and its pipeline backbone, MarkWest has a large proprietary footprint already built. My question is: Why would you give away for, pennies on the dollar, this marvelous company you have built and all its future growth potential?

John M. Fox 3033 E. 1st Avenue, Suite 400 Denver, CO 80206

I detail my reasoning for these opinions in this order below.

Significant Reduction in Distributions

The combined entity following the MarkWest/MPLX merger (the “Surviving Partnership”) is projected to have distributions per common unitholder that are significantly less than the current MarkWest common unit distributions.

As disclosed by MPLX and MarkWest in the joint investor presentation dated July 20, 2015, the Surviving Partnership is expected to have a compound annual distribution growth rate of 25% through 2017, and a 20% annual distribution growth in years 2018 and 2019(1).  The annualized Q3 2015 distribution to MarkWest unitholders is $3.68 per unit.  MarkWest management indicated in its June 3, 2015 Investor & Analyst Day presentation that distributions to MarkWest unitholders were expected to grow 7% in 2016, and at a 10% annual growth rate from 2017 to 2020. Based on these statements, I calculate that the distributions to MarkWest common unitholders and Surviving Partnership unitholders in 2016-2019 are projected to be as follows:

Stand Alone MWE	Stand Alone MWE	Combined Company	Combined Company
Year	Distribution Growth Rate[2]	Distribution Per MWE Unit[3]	Distribution Growth Rate[4]	Distribution Per As Adjusted MWE Unit[5]
2016	7%	$3.94	25%	$2.48
2017	10%	$4.33	25%	$3.10
2018	10%	$4.76	20%	$3.72
2019	10%	$5.25	20%	$4.46
Total		$18.27	$4.51 Difference!!!	$13.76

The Surviving Partnership’s estimated per unit distributions represents a significant decrease of $4.51 per unit compared to the MWE distribution over this period!  Based on the joint guidance from MWE and MPLX, it will be sometime in 2019 before the distributions received by unitholders of the combined company unitholders equal the amount MWE’s unitholders are projected to receive as a standalone entity in 2016.  In the joint Registration Statement and Proxy Statement filed with the Securities Exchange Commission by MarkWest and MPLX on October 29, 2015 (the “Proxy Statement”), MarkWest and MPLX indicate that the $3.37 per unit cash portion of the merger consideration is intended to compensate MarkWest unitholders for this reduced distribution.  This is hardly an amount that is indicative of a company with MWE’s track record of distribution growth.  Since MWE’s IPO in 2002, annual distributions have grown 264%, or 11% compounded annually.  Frankly in my view, a $3.37/unit payoff is wholly inadequate to compensate for the significant decrease in distributions over the next four years, particularly when this is paired with the decrease in the trading prices of both MPLX units and MarkWest units since the announcement of this transaction, as indicated below:

MWE and MPLX Share Performance
$90.00
$80.00
$70.00
$60.00
$50.00
$40.00
$30.00
7/13/15: Deal announced before market opened
MWE shares never realized implied offer price from MPLX(6)
MWE unit price declined 27% from MWE/MPLX announcement(7)
MPLX unit price declined 44% from MWE/MPLX announcement(7)
MPLX
MWE
Implied Deal Value
5/1/2015
5/6/2015
5/11/2015
5/16/2015
5/21/2015
5/26/2015
5/31/2015
6/5/2015
6/10/2015
6/15/2015
6/20/2015
6/25/2015
6/30/2015
7/5/2015
7/10/2015
7/15/2015
7/20/2015
7/25/2015
7/30/2015
8/4/2015
8/9/2015
8/14/2015
8/19/2015
8/24/2015
8/29/2015
9/3/2015
9/8/2015
9/13/2015
9/18/2015
9/23/2015
9/28/2015
10/3/2015
10/8/2015
10/13/2015
10/18/2015
10/23/2015
10/28/2015

John M. Fox 3033 E. 1st Avenue, Suite 400 Denver, CO 80206

Incentive Distribution Right Burden

As you know, Incentive Distribution Rights (or IDRs), are rights to payment of an increasing percentage of the cash distributed and are generally held by an MLP’s general partner.  In 2008, MarkWest merged with MarkWest Hydrocarbon, Inc. in a transaction in which, among other things, the IDR payments were eliminated from the capital structure of MarkWest.  As a result, MarkWest is one of a limited number of publicly traded partnerships without the burden of IDRs.  I believe this structure has allowed MarkWest to grow rapidly, with a lower cost of capital than other MLPs with an IDR burden.

According to the Proxy Statement, the Surviving Partnership will be in the “high splits” for IDR payments, meaning MPLX’s IDRs will entitle MPLX GP to receive 48% of the incremental available cash generated by the Surviving Partnership.  This significant payment obligation greatly reduces the cash available for distribution to common unitholders, and, I believe, will greatly increase the cost of capital to the surviving entity.

As Gary Heminger, CEO of Marathon Petroleum (MPC) has told MPC shareholders, these IDR payments will greatly increase the value inside MPC(8), unfortunately for MarkWest unitholders, that increase will necessarily come at the detriment of the Surviving Partnership.  According to Igor Greenwald, chief investment strategist at MLP Profits of the Investing Daily website:

“…limited partners will be getting a worse deal, because having already bought out the incentive rights held by MWE’s general partner in a prior transaction, they’ll now be subject to a 50/50 split on future profits from assets they will finance in their entirety as a result of Marathon’s incentive distribution rights in MPLX. That’s what makes this such a great deal for Marathon, and why MPC shares were up 9% on the news in the early going, nearly matching MWE’s gain.”(9)

As a result, I think the combined company will be challenged to grow.  MWE has a long track record of first-mover advantage, adding assets in some of America’s best resource plays like the Marcellus and Utica in the Appalachian Basin and the SCOOP and STACK plays in Oklahoma.  MPLX is predominately a crude oil storage and transportation company.  I believe the commercial synergies and organic growth opportunities to arise from the MarkWest and MPLX merger are suspect.  In a Bank of America Merrill Lynch report dated July 22, 2015, that firm said:

“…In our view, annual cash distribution growth of 20% in 2018/2019 is achievable, but would require the identification and execution of significant growth opportunities, aggressive spend on expansion capex, and sizeable drop-downs from MPC.”

Valuation Compression Post-Merger - Finally it is my view that the market has already priced in the slower growth potential of the merger. So I believe if the merger is approved, MarkWest unit holders will not only suffer an immediate hit to their distributions but a substantial drop in their unit value.  In fact as of the date of this letter MarkWest units have dropped 32% from the closing price the day of the merger announcement!(10)

Why I support a standalone MarkWest

According to MarkWest’s September 10, 2015, presentation at Barclay’s CEO Energy-Power Conference, MarkWest is the #2 Gas Processor in the United States and the largest processor in the liquids-rich Marcellus and Utica Shale, processing approximately 60% of the total rich-gas production from the Marcellus and Utica.  According to MarkWest, this rich gas production is expected to roughly double in the next 8 years.  Because of its extensive buildout of facilities and pipelines most of this growth will come to MarkWest regardless of whether they combine with MPLX. In addition, MarkWest has a powerful position in several prolific shale basins and has built extensive infrastructure that also have similar trajectories for growth.  I believe MarkWest’s position of strength in its areas of focus is unmatched and that MPLX and Marathon are underpaying for the tireless efforts of the men and women of MarkWest who built the company.  This is a company that should continue to grow, as the MWE management made clear in remarks during its June 3, 2015 Analyst Day presentation, a mere 38 days before announcing the MPLX combination.  At that meeting management emphasized this using terms “High Quality Diversified Assets” – “Substantial Growth Opportunities” – “Strong Financial Profile”.  I have to ask the question: “What changed at the company and with its growth projections and enthusiasm between June 3 and entering into this disastrous merger in July?”

Many of you in management and on the board are my friends and former colleagues.  Many of our unitholders depend on the income from their MarkWest distributions so I would ask all of you to reconsider how tough this merger will be on them and on our employees who now face a very uncertain future.  You have an extraordinarily gifted group of people who can grow this company for years to come and can return the fruits of that growth to both employees and unitholders without this “dead hand” of an external entity taking it away through the IDR burden.

For these reasons, I believe MarkWest unitholders would be better served by rejecting the proposed combination of MarkWest and MPLX.  I continue to believe that MarkWest has a strong future as a stand-alone entity, and an ability to create value for its common unitholders, and that a greater incremental value to MarkWest unitholders would likely result from a rejection of this proposed merger.

I’m voting no to the proposed merger between MarkWest Energy Partners, L.P. and MPLX LP.

Sincerely,

John Fox

John M. Fox 3033 E. 1st Avenue, Suite 400 Denver, CO 80206

Any quotation of analysts herein does not necessarily indicate that such analysts support the views expressed herein, or indicate that Mr. Fox necessarily agrees with the views of such analysts. Mr. Fox has not sought or obtained consent from any third party for the use of previously published information, and any such statements of information should not be viewed as indicating the support of such third party for the views expressed by Mr. Fox.

(1) MPLX and Markwest Strategic Combination presentation, as revised, dated July 20, 2015, http://www.sec.gov/Archives/edgar/data/1552000/000119312515256529/d29123dex992.htm.

(2) Based on the Markwest Analyst Day presentation dated June 3, 2015, http://investor.Markwest.com/phoenix.zhtml?c=135034&p=irol-presentations

(3) Starting distribution based on implied annualized distribution of $3.68 stated in July 20, 2015 MWE news release (http://investor.Markwest.com/phoenix.zhtml?c=135034&p=irol-newsArticle&ID=2069328) and carried forward at estimated growth rates described in the Markwest Analyst Day presentation dated June 3, 2015.

(4) Combined Company distribution growth rates based on the MPLX and Markwest Strategic Combination  presentation, as revised, dated July 20, 2015.

(5)  Starting distribution based on Bloomberg best analyst estimate for MPLX 2015e distributions as of October 2, 2015 of $1.82 per unit then multiplied by 1.09x to convert to MWE interest. Distributions were carried forward at estimated growth rates described in the MPLX and Markwest Strategic Combination presentation, as revised, dated July 20, 2015.

(6) Implied offer price calculated as 1.09 x $69.05 (the closing share price of MPLX on 7/10/15) plus $3.37 per unit in cash.

(7) Price decline calculated at the change from market closing price on 7/10/15 to market closing price on 10/30/15.

(8) Source: Bloomberg Transcript, comments of Gary R. Heminger, President, Chief Executive Officer, and Director, Marathon Petroleum Corporation at Barclays CEO  Energy Power Conference, September 9, 2015.

(9) Source:  MLP Profits Website.  http://www.investingdaily.com/23160/the-markwest-mergers-real-winner-2/

(10) Price decline calculated as the change from market closing price on 7/13/15 ($68.09/unit) to market closing price on 11/3/15 ($46.51/unit).